Exhibit 11.1


              WINN-DIXIE STORES, INC. AND SUBSIDIARIES

                 COMPUTATION OF EARNINGS PER SHARE
             Dollars in thousands except per share data


     For the 12 Weeks Ended               Sept. 18, 1996    Sept. 20, 1995


 Average number of shares outstanding        151,571,793       150,780,992


 Net earnings                            $        47,033            45,877


 Earnings per share                      $          0.31              0.30